Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

November 13, 2014

Press Release

For Immediate Release	Press Contact:

Mark Lane
+1 212 412 1413
mark.lane@barclays.com

Barclays announces upcoming maturity of BXUB and BXUC ETNs

Barclays ETN+ Long B Leveraged Exchange Traded Notes (Ticker: BXUB) and Barclays ETN+ Long C Leveraged Exchange Traded Notes (Ticker: BXUC) to mature on November 20, 2014

New York, November 13, 2014 – Pursuant to the terms of the relevant product prospectuses, each dated as of March 20, 2014, Barclays Bank PLC today announced the upcoming maturity of the following two exchange traded notes (“ETNs”):

•	Barclays ETN+ Long B Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return Index (ticker “BXUB”)

•	Barclays ETN+ Long C Leveraged Exchange Traded Notes Linked to the S&P 500® Total Return Index (ticker “BXUC”)

Holders of either series of the above listed ETNs on November 17, 2014 (the Final Valuation Date) will receive a cash payment equal to the applicable closing indicative note value on the Final Valuation Date, payable on November 20, 2014 (the Maturity Date).

An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs. The ETNs are speculative and may exhibit high volatility.

For more information regarding the ETNs, including how the payment at maturity amount is determined, see the relevant product prospectus which can be found on EDGAR, the SEC website, at www.sec.gov. The prospectus is also available on the product website at www.etnplus.com.

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Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

Press Release

For Immediate Release	Press Contact:

Mark Lane
+1 212 412 1413
mark.lane@barclays.com

You may lose some or all of your principal: The ETNs are exposed to any decline in the level of the Index caused by any daily decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the daily financing charge and daily investing fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock markets, the Index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the Index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the Index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

A trading market for the ETNs may not develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited.

No interest payments from the ETNs: You will not receive any interest payments on the ETNs.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

Press Release

For Immediate Release	Press Contact:

Mark Lane
+1 212 412 1413
mark.lane@barclays.com

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement. Additionally, if a stop-loss termination event occurs after we receive your notice of redemption but prior to the close of business on the applicable valuation date, your notice of redemption will be deemed ineffective and we will automatically redeem your ETNs on the stop-loss redemption date at an amount equal to the stop-loss redemption value.

Automatic Redemption: If, on any Index business day prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to $10.00 per Security, a stop-loss termination event will be deemed to have occurred and your ETNs will be automatically redeemed in an amount equal to the stop-loss redemption value. As a result of the leverage component of the ETNs, a stop-loss termination event may occur following a decline in the Index that is significantly less than the decline that would trigger a stop-loss termination event if there were no leverage component.

Uncertain tax treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Barclays Bank PLC. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 Index to track general market performance.

© 2014, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED    NO BANK GUARANTEE    MAY LOSE VALUE

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com. Barclays offers investment banking products and services in the US through Barclays Capital Inc.

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